CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2006 AND 2005

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30, 2006	March 31, 2006
	(Unaudited)
ASSETS

Current assets
Cash and equivalents	$4,524,932	$4,537,933
Amounts receivable and prepaids	77,771	100,917
Balances receivable from related parties (note 6)	101,712	233,308
	4,704,415	4,872,158

Equipment (note 4)	29,838	36,951
Mineral property interests (note 5)	42,500	98,429

	$4,776,753	$5,007,538

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$37,626	$38,431

Shareholders' equity
Share capital	23,997,068	23,997,068
Contributed surplus	487,821	487,821
Deficit	(19,745,762)	(19,515,782)
	4,739,127	4,969,107
Nature of operations (note 1)
Subsequent event (note 3)

	$4,776,753	$5,007,538

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30
	2006	2005

Expenses
Amortization	$1,990	$2,538
Conference and travel	306	–
Exploration (schedule)	92,453	1,399,387
Legal, accounting, and audit	3,567	5,244
Management and consulting	24,102	15,042
Office and administration	25,704	37,678
Property investigation	1,886	–
Salaries and benefits	49,501	84,767
Shareholder communication	8,449	23,875
Stock-based compensation - administration	–	(5,416)
Stock-based compensation - exploration	–	(8,718)
Trust and filing	798	1,982
	208,756	1,556,379

Other items
Foreign exchange loss (gain)	7,106	(3,553)
Loss on sale of equipment	1,678	–
Mark-to-market adjustment on warrants	–	98,000
Write down of marketable securities	–	57,392
Write down of mineral property interest	55,929	–
Interest income and other	(43,489)	(36,669)
	21,224	115,170

Loss for the period	$229,980	$1,671,549

Deficit, beginning of period	$19,515,782	$15,674,879

Deficit, end of period	$19,745,762	$17,346,428

Basic and diluted loss per share	$0.00	$0.03

Weighted average number
of common shares outstanding	52,459,473	47,834,874

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30
Cash provided by (used in)	2006	2005

Operating activities
Loss for the period	$(229,980)	$(1,671,549)
Items not involving cash
Amortization	1,990	2,538
Common shares issued for property fees	–	18,750
Loss on sale of equipment	1,678	–
Mark-to-market adjustment on warrants	–	98,000
Stock-based compensation	–	(14,134)
Write down of marketable securities	–	57,392
Write down of mineral property interest	55,929	–
Changes in non-cash working capital items
Amounts receivable and prepaids	23,146	(80,163)
Balances receivable from and payable to related parties	131,596	(70,752)
Accounts payable and accrued liabilities	(805)	(686,130)
Cash used in operating activities	(16,446)	(2,346,048)

Investing activities
Proceeds from sale of equipment	3,445	–
Cash provided by investing activities	3,445	–

Financing activities
Issuance of share capital, net of costs	–	35,189
Cash provided by financing activities	–	35,189

Decrease in cash and equivalents	(13,001)	(2,310,859)

Cash and equivalents, beginning of period	4,537,933	7,335,379

Cash and equivalents, end of period	$4,524,932	$5,024,520

The accompanying notes are an integral part of these consolidated financial statements.

Supplementary cash flow information:

Interest paid	$–	$–
Taxes paid	$–	$–

Non cash financing and investing activities:
Issuance of common shares for property option fees	–	18,750

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

All Properties	Three months ended June 30
	2006	2005

Exploration Cost
Assays and analysis	$10,014	$50,216
Drilling	–	68,064
Equipment rental	3,094	–
Environmental	197	–
Freight	–	8,137
Geological	58,463	657,194
Graphics	1,534	14,094
Helicopter	–	79,638
Property fees and assessments	200	2,030
Property option payments	–	78,750
Site activities	16,512	391,805
Travel and accommodation	2,439	49,459
Incurred during period	92,453	1,399,387
Cumulative expenditures, beginning of the period	15,160,763	12,147,938
Cumulative expenditures, end of the period	$15,253,216	$13,547,325

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2006 and 2005
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements, which are available at www.sedar.com.

Operating results for the three month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending March 31, 2007.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc SA de CV and Amarc Exploraciones Mineras SA de CV, both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership.

All material inter-company balances and transactions have been eliminated.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2006 and 2005
(Unaudited - Expressed in Canadian Dollars)

3.	MARKETABLE SECURITIES

			Market
	Number	Book value	value
March 31 and June 30, 2006
ComWest Enterprise Corp (“ComWest”). warrants	12,426	–	–
Total		$–	$–

Subsequent to June 30, 2006, the Company did not exercise the 12,426 ComWest warrants, and consequently, those warrants expired on July 17, 2006.

4.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
June 30, 2006
Vehicles	$24,514	$(19,391)	$–
Site equipment	77,551	(47,713)	29,838
Total	$102,065	$(67,104)	$29,838

March 31, 2006
Vehicles	$24,514	$(19,391)	$5,123
Site equipment	77,551	(45,723)	31,828
Total	$102,065	$(65,114)	$36,951

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2006 and 2005
(Unaudited - Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTERESTS

Property	Balance	Written down	Balance
Acquisition Costs	Marc 31, 2006	during the period	June 30, 2006
British Columbia,
Canada
Buck (a)	$ 55,929	$ (55,929)	$ –
Nechako	42,500	–	42,500
Total	$ 98,429	$ (55,929)	$ 42,500

(a)	Buck Property, British Columbia

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the cost of: staking the property, line-cutting to establish a survey grid over it and performing an induced polarization geophysical survey on the property.

In July 2004, the Company reached an agreement with Chatworth Resources Inc. (“Chatworth”, then GMD Resource Corp.), pursuant to which Chatworth can earn a 50% interest in the Buck claims by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, and 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (ii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000.

Upon acceptance of the option agreement by the TSX Venture Exchange on July 16, 2004, 100,000 common shares and 100,000 warrants of Chatworth were received by the Company. The 100,000 pre-consolidation Chatworth shares, with a value of $5,000, were credited against the acquisition cost of the property. Subsequently, Chatworth completed a 6-for-1 share consolidation. The fair value of the Chatworth warrants was estimated on the TSXV acceptance date at $5,000 and has been credited against the acquisition cost of the property.

Chatworth did not perform its obligations under the July 2004 option agreement causing the agreement to lapse. Chatworth had since amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. In November 2005, Chatworth amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. (“ComWest”). Under the amalgamation agreement, the Company’s 16,667 post-consolidated Chatworth warrants (100,000 pre- consolidation) were exchanged for 12,426 ComWest warrants, which entitled the Company to acquire a ComWest Class “B” voting common share at $1.207 per share until July 16, 2006. Subsequent to June 30, 2006, these warrants expired unexercised.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2006 and 2005
(Unaudited - Expressed in Canadian Dollars)

The Company has allowed the property to lapse and a write down of $55,929 to the Buck property interest was made during the period ended June 30, 2006.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable	June 30, 2006	March 31, 2006
Hunter Dickinson Inc.	$97,751	$233,308
Farallon Minera Mexicana	3,961	–
Total	$101,712	$233,308

	Three months ended June 30
Transactions	2006	2005
Services rendered and expenses reimbursed:
Hunter Dickinson Inc.	$142,338	$618,855
Hunter Dickinson Group Inc.	–	3,200
Disposal of equipment
Farallon Mineral Mexicana (a)	3,445	–

(a)

Farallon Minera Mexicana (“FAR”) is a subsidiary of Farallon Resource Ltd., a publicly traded company which has directors in common with the Company. During the quarter ended June 30, 2006, the Company sold two used vehicles to FAR at market value for proceeds of 35,000 Peso ($3,445).